REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

Reg Technologies Inc.
(the “Company” or “Reg” )

REG TECHNOLOGIES INC. CLOSES TRANCHE 1 OF
PRIVATE PLACEMENT

For Immediate Release: April 2, 2009, Vancouver, B.C. – Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) is pleased to announce that it has received regulatory approval and closed the first tranche of a non-brokered private placement of up to 2,000,000 common share units (the “Units”) to raise up to $500,000 as described in its February 10, 2009 news release. Units were priced at $0.25 per Unit, with each Unit comprised of one common share in the capital of the Company and one-half share purchase warrant.  Two one-half warrants shall entitle the holder to purchase one additional share of common stock at a price of $0.35 for one year from the date the units are issued.

The Private Placement is being closed in two tranches, with the first tranche of 456,000 units for gross proceeds of $114,000 having closed today.  $12,500 was purchased by insiders. The second tranche is anticipated to close as soon as possible, but in any event not later than April 30, 2009.

In connection with the non-brokered private placement, Reg has paid finders’ fees of $6,040 in cash on the non-insider portion of the private placement.

All securities to be issued will be subject to a hold period expiring on August 2, 2009 in accordance with the rules and policies of the TSX Venture Exchange and applicable Canadian securities laws. Other further restrictions may apply under foreign securities laws.

Net proceeds of approximately $107,960 from this first tranche of the private placement will be used for development and evaluation of the RadMax®, accounts payable and working capital.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine.   This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet.   The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel.  REGI U.S., Inc. and its parent company, Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.  Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.